KLONDEX MINES LTD.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Klondex Mines Ltd. (the "Corporation")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2 – Date of Material Change:

August 20, 2015

Item 3 – News Release:

A news release with respect to the material change referred to in this report was issued by the Corporation through Marketwired on August 20, 2015 and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 – Summary of Material Change:

On August 20, 2015, the Corporation entered into an agreement with GMP Securities L.P. ("GMP") pursuant to which agreement GMP, on behalf of a syndicate of underwriters (collectively, the "Underwriters") agreed to purchase, on a "bought deal" basis, 7,400,000 common shares (the "Common Shares") of the Corporation at a price of C$3.55 per Common Share for aggregate gross proceeds of C$26,270,000 (the "Offering"). In addition, the Corporation has granted to the Underwriters an over-allotment option to purchase up to an additional 15% of the Common Shares sold pursuant to the Offering, exercisable in whole or in part, at any time up to thirty days following the closing of the Offering.

Item 5 – Full Description of Material Change:

On August 20, 2015, the Corporation entered into an agreement with GMP pursuant to which agreement GMP, on behalf of the Underwriters, agreed to purchase, on a "bought deal" basis, 7,400,000 Common Shares at a price of C$3.55 per Common Share for aggregate- gross proceeds of C$26,270,000. In addition, the Corporation has granted to the Underwriters an over allotment option to purchase up to an additional 15% of the Common Shares sold pursuant to the Offering, exercisable in whole or in part, at any time up to thirty days following the closing of the Offering.

The net proceeds of the Offering are expected to be used for debt repayment and for working capital and general corporate purposes.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The Common Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and the Common Shares may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

The Offering is subject to receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange. The closing of the Offering is expected to occur on or about September 10, 2015.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted as follows:

Barry Dahl
Chief Financial Officer
Telephone: (775) 284-5757

Item 9 – Date of Report:

August 31, 2015